EXHIBIT 99.1

Bellatrix Announces Recapitalization Transaction

CALGARY, Alberta, March 29, 2019 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX: BXE) announced today a proposed recapitalization transaction (the “Recapitalization Transaction”) designed to improve and strengthen the Company’s overall financial position and which, among other things, would:

  Reduce the Company’s total outstanding debt by approximately C$110 million (approximately 23%) and reduce annual cash interest payments by over C$12 million annually until December 31, 2021; and

  Address the Company’s debt maturities such that the Company would have no maturity dates in respect of any non-revolving debt until 2023.

The Recapitalization Transaction, among other things, involves:

  an exchange of all of the Company’s outstanding 8.5% senior unsecured notes due 2020 (the “Senior Unsecured Notes”) for, in the aggregate and taking into account early consent consideration, a combination of US$50 million of new second lien notes due September 2023 (the “New Second Lien Notes”), US$50 million of new third lien notes due December 2023 (the “New Third Lien Notes”) and approximately 51% of the common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction; and

  an exchange of all of the Company’s outstanding 6.75% convertible debentures due 2021 (the “Convertible Debentures”) for, in the aggregate and taking into account early consent consideration, approximately 32.5% of the common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction.

In connection with the Recapitalization Transaction, Bellatrix has entered into support agreements (the “Support Agreements”) with holders of approximately 90% of the Senior Unsecured Notes (the “Initial Consenting Noteholders”) and a holder of approximately 50% of the Convertible Debentures (the “Initial Consenting Debentureholder”).  Pursuant to the Support Agreements, the Initial Consenting Noteholders and the Initial Consenting Debentureholder have, among other things, agreed to support the Recapitalization Transaction.

“The Company has been reviewing and exploring alternatives to address its debt levels and its upcoming debt maturities, and is pleased with the resulting recapitalization transaction and the strong level of stakeholder support for the transaction,” said Brent Eshleman, President & Chief Executive Officer of Bellatrix.  “The meaningful reduction to our outstanding debt obligations and our annual interest payments increases both our financial and operational flexibility during this period of protracted commodity price weakness.  Bellatrix is now well-positioned to take advantage of future improvements in the commodity and operating environments in Western Canada.”

The Recapitalization Transaction will be implemented by way of a corporate plan of arrangement (a “CBCA Plan”) under the Canada Business Corporations Act (the “CBCA”).  The Company is working to complete the Recapitalization Transaction by the end of May 2019.

The proposed Recapitalization Transaction includes the following key elements:

Senior Unsecured Notes

  the Company’s Senior Unsecured Notes in the aggregate principal amount of approximately US$145.8 million, plus US$2 million of accrued interest, will collectively be exchanged for US$50 million of New Second Lien Notes (the “New Second Lien Notes Pool”), US$50 million of New Third Lien Notes, and new common shares of Bellatrix representing approximately 51% of the common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction (the “Senior Unsecured Noteholder New Common Share Pool”) as follows:

    holders of Senior Unsecured Notes (the “Senior Unsecured Noteholders”) that vote in favour of the CBCA Plan by 5:00 p.m. (EST) on the early consent date of May 15, 2019, as it may be extended by Bellatrix (the “Early Consent Date”) (the “Early Consenting Noteholders”) will be entitled to receive (i) their pro rata share of the New Second Lien Notes Pool as partial consideration for their Senior Unsecured Notes, and (ii) their pro rata share (after taking into account the exchange of a portion of their Senior Unsecured Notes for New Second Lien Notes) of (A) the New Third Lien Notes and (B) the Senior Unsecured Noteholder New Common Share Pool in exchange for the balance of their Senior Unsecured Notes; and

    Senior Unsecured Noteholders that are not Early Consenting Noteholders will be entitled to receive in exchange for their Senior Unsecured Notes their pro rata share of (i) the New Third Lien Notes and (ii) the Senior Unsecured Noteholder New Common Share Pool;

  all accrued and unpaid interest in respect of the Senior Unsecured Notes outstanding on the implementation date of the Recapitalization Transaction (the “Effective Date”) less US$2 million (the “Cash Interest Payment”) will be paid to Senior Unsecured Noteholders in cash on the Effective Date, provided that the Company and the Initial Consenting Noteholders will have the right to agree, prior to closing of the Recapitalization Transaction, that instead of the Company paying the Cash Interest Payment in cash on the Effective Date, the Company will issue to the Senior Unsecured Noteholders additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment;

  the New Second Lien Notes issued to Early Consenting Noteholders as partial consideration for their Senior Unsecured Notes will be on substantially the same terms as Bellatrix’s existing 8.5% second lien notes due 2023 (the “Existing Second Lien Notes”);

  the New Third Lien Notes will include the following economic terms: (i) a December 15, 2023 maturity date; (ii) an option for the Company to elect to pay an interest rate of (A) 12.5% until December 31, 2021 (of which 9.5% would be paid in kind by the issuance of additional New Third Lien Notes and 3.0% would be paid in cash) and thereafter 9.5% paid in cash, or (B) 9.5% paid in cash; (iii) security on collateral on a third priority basis; (iv) the ability for the Company to pay down the New Third Lien Notes, in full or in part, at any time without any premium or penalty; and (v) such other terms and conditions as may be agreed to by the Company and the Initial Consenting Noteholders;

Convertible Debentures

  the Company’s Convertible Debentures in the aggregate principal amount of C$50 million, plus all accrued and unpaid interest (including the interest payment due March 31, 2019), will collectively be exchanged for new common shares of Bellatrix representing approximately 32.5% of the common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction, as follows:

    holders of Convertible Debentures (“Convertible Debentureholders”) that vote in favour of the CBCA Plan by 5:00 p.m. (EST) on the Early Consent Date of May 15, 2019, as it may be extended by Bellatrix (the “Early Consenting Debentureholders”) will be entitled to receive in exchange for their Convertible Debentures (i) their pro rata share of early consent new common shares of Bellatrix representing approximately 5% of the common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction, and (ii) their pro rata share of new common shares of Bellatrix representing approximately 27.5% of the common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction (the “Convertible Debentureholder New Common Share Pool”);  and

    Convertible Debentureholders that are not Early Consenting Debentureholders will be entitled to receive in exchange for their Convertible Debentures their pro rata share of the Convertible Debentureholder New Common Share Pool;

  the Company shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate issued and outstanding common shares of the Company upon implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate issued and outstanding common shares of the Company upon implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the Existing Shareholders (as defined below);

Existing Equity

  upon completion of the Recapitalization Transaction, existing shareholders (the “Existing Shareholders”) will retain their existing common shares of Bellatrix, subject to a share consolidation (the “Share Consolidation”) to be implemented as part of the Recapitalization Transaction, such that Existing Shareholders will own approximately 16.5% of the common shares of Bellatrix outstanding immediately following implementation of the Recapitalization Transaction;

Other Key Terms

  it is a condition to completion of the Recapitalization Transaction that the Company’s existing senior bank credit facility (the “Credit Facility”) (which currently matures on November 30, 2019) be extended for a one-year term on terms substantially similar to those currently in place;

  it is expected that the Company’s common shares will continue to be listed on the Toronto Stock Exchange (the “TSX”);

  the Company will continue to pay when due interest in respect of the Credit Facility and the Existing Second Lien Notes;

  the Company will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities in the ordinary course of business;

  the Initial Consenting Noteholders will have the right to designate nominees for the board of directors of the Company (the “Board of Directors”) that will comprise such proportion of the Board of Directors upon implementation of the Recapitalization Transaction as agreed to by the Company and the Initial Consenting Noteholders, and the composition and size of the Board of Directors on the Effective Date shall be acceptable to the Initial Consenting Noteholders and the Company; and

  subject to the satisfaction or waiver of applicable conditions, the Company will work to complete the Recapitalization Transaction by the end of May 2019.

In summary, pursuant to the proposed Recapitalization Transaction, the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders would be issued, or would retain, as applicable, approximately the amount of New Second Lien Notes, New Third Lien Notes and/or the percentage of common shares of Bellatrix outstanding immediately following implementation of the Recapitalization Transaction as follows:

	New Second Lien Notes	New Third Lien Notes	Pro Forma Common Shares
Senior Unsecured Noteholders (including Early Consenting Noteholders)	US$50 million	US$50 million	51%
Convertible Debentureholders (including Early Consenting Debentureholders)	n/a	n/a	32.5%
Existing Shareholders	n/a	n/a	16.5%
Total	US$50 million	US$50 million	100%

As a result of the Recapitalization Transaction, Bellatrix’s debt obligations upon implementation of the Recapitalization Transaction would be as follows:

	Current Leverage (C$mm)(1)	Pro Forma Leverage (C$mm)	Variance (C$mm)
Credit Facility (2)	$47.8	$47.8	$-
Letters of Credit	$13.9	$13.9	$-
Total First Lien	$61.7	$61.7	$-
8.5% Second Lien Notes due 2023	$134.8	$200.8	$66.0
New Third Lien Notes due 2023	$-	$66.0	$66.0
8.5% Sr. Unsecured Notes due 2020	$192.4	$-	($192.4)
6.75% Convertible Debentures due 2021	$50.0	$-	($50.0)
Total	$438.9	$328.5	($110.4)

Note (1): All values converted at an exchange rate of 1.320 US/Canadian dollars.
Note (2): Drawn Credit Facility as at December 31, 2018. Pro forma leverage does not include any transaction costs associated with the Recapitalization Transaction.

In connection with the Recapitalization Transaction, Bellatrix has also agreed to, on implementation of the Recapitalization Transaction, (i) amend the exercise price of the warrants issued to the holders of the Company’s Existing Second Lien Notes (the “Existing Second Lien Noteholders”) to reflect plan equity value, and (ii) issue to the Existing Second Lien Noteholders additional warrants which, together with those warrants currently held by such holders, would be exercisable for common shares of Bellatrix equal to approximately 5% of the number of common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction.  The common shares issuable pursuant to such warrants would dilute all common shares of the Company outstanding following completion of the Recapitalization Transaction, including the new common shares issued to the Senior Unsecured Noteholders and the Convertible Debentureholders pursuant to the Recapitalization Transaction.

In connection with the Recapitalization Transaction, it is anticipated that Bellatrix will continue from the Business Corporations Act (Alberta) to the CBCA.

Additional Information About the Recapitalization Transaction

Bellatrix, overseen by an independent special committee (the “Special Committee”) of the Board of Directors, with the assistance of the Company’s legal and financial advisors, and in consultation with key stakeholders, conducted a review of potential strategic alternatives available to the Company to address its outstanding debt and strengthen its overall financial position.  The Company has carefully reviewed and considered, among other things, its overall capital structure and financial condition, its debt levels and cash interest payments, upcoming maturities in respect of certain of the Company’s debt, challenging industry dynamics and weakened commodity prices, its review of potential alternatives, its comprehensive discussions with key stakeholders, the terms of the proposed Recapitalization Transaction and the Company’s goals of improving its capital structure and financial flexibility.

Peters & Co. Limited (“Peters & Co.”), an independent financial advisor to the Special Committee and the Board of Directors, has provided opinions to the Special Committee and the Board of Directors that: (i) the Senior Unsecured Noteholders, the Convertible Debentureholders and the Existing Shareholders would be in a better financial position, respectively, under the Recapitalization Transaction than if the Company were liquidated as, in each case, the estimated aggregate value of the consideration made available to Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders, respectively, pursuant to the Recapitalization Transaction would exceed the estimated value the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders would receive in a liquidation, respectively; and (ii) the Recapitalization Transaction is fair, from a financial point of view, to the Company.

Following the Company’s review and consultation process, and after careful consideration and based on a number of factors, including the opinions of Peters & Co., legal advice from the Company’s counsel, financial advice from the Company’s financial advisor, the facts and circumstances facing the Company, the terms of the Recapitalization Transaction and the recommendation of the Special Committee to approve the Recapitalization Transaction, the Board of Directors unanimously determined that the Recapitalization Transaction is the best alternative available to the Company and is in the best interests of the Company and its stakeholders, and recommends that Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders support and vote in favour of the Recapitalization Transaction.

The Company has also entered into consent agreements (the “Consent Agreements”) with the Existing Second Lien Noteholders, and the lenders under the Credit Facility (the “First Lien Lenders”), pursuant to which the Existing Second Lien Noteholders and the First Lien Lenders have, among other things, agreed to waive certain potential defaults under the terms and conditions of the Existing Second Lien Notes and Credit Facility which may result from the Company’s commencement of proceedings under the CBCA, subject to the terms of those agreements.

Meetings, Court Approval and Implementation

The Company intends to hold separate meetings (the “Meetings”) of its Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders in respect of the CBCA Plan and certain related matters in May 2019, subject to approval and direction from the Ontario Superior Court of Justice (Commercial List) (the “Court”) in the proceedings to be commenced by the Company under the CBCA (the “CBCA Proceedings”).  It is anticipated that the Meeting of Existing Shareholders in respect of the CBCA Plan will be held concurrently with the Company’s annual meeting of shareholders.  The record date for voting at the Meetings and additional information in respect of the Meetings will be made publicly available by the Company.

Completion of the Recapitalization Transaction pursuant to the CBCA Plan will be subject to, among other things, approval of the CBCA Plan by the requisite majorities of the Senior Unsecured Noteholders and the Convertible Debentureholders at the applicable Meetings, such other approvals as may be required by the Court and/or the TSX, other applicable regulatory approvals, approval of the CBCA Plan by the Court, the execution of definitive documents and the satisfaction or waiver of applicable conditions precedent.  The Company is working to complete the Recapitalization Transaction by the end of May 2019, subject to all requisite approvals and the other conditions to completion of the Recapitalization Transaction being obtained, satisfied or waived.  Upon implementation, the CBCA Plan will bind all Senior Unsecured Noteholders,  Convertible Debentureholders and Existing Shareholders of the Company.

As part of the Court approval of the CBCA Plan, the Company expects to seek a permanent waiver of (a) any and all defaults resulting from the commencement of the CBCA Proceedings or the steps or transactions related to the CBCA Proceedings or Recapitalization Transaction, and (b) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction.

Additional Information and Materials

The transaction term sheets in respect of the Recapitalization Transaction, the forms of the Support Agreements and the forms of Consent Agreements (in each case subject to redactions for certain confidential and/or commercially sensitive information contained in such agreements) will be filed by Bellatrix on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and/or Bellatrix’s website (www.bxe.com).  Additional information and key dates in connection with the implementation of the Recapitalization Transaction, including with respect to the CBCA Proceedings, will also be made publicly available by the Company.

The Company’s legal advisors in connection with the Recapitalization Transaction are Goodmans LLP and Vinson & Elkins LLP and its financial advisor is National Bank Financial Inc.  Burnet, Duckworth & Palmer LLP acted as legal counsel to the Special Committee.

This press release is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent an exemption from registration under the Securities Act of 1933.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “continue”, “plan”, “propose”, “would”, “will”, “believe”, “expect”, “position”, “anticipate”, “improve”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning: key terms of the Recapitalization Transaction and the effect of its implementation on the Senior Unsecured Noteholders, the Convertible Debentureholders, the Existing Shareholders and the Company; stakeholder support for the Recapitalization Transaction; the holding and timing of, and matters to be considered at the Meetings as well as with respect to voting at such Meetings; the Company’s intention to reduce its debt and annual interest payments through the implementation of the Recapitalization Transaction pursuant to the CBCA Plan; the Company’s intention to realign its capital structure and the timing thereof; the capital structure of the Company following the implementation of the Recapitalization Transaction; the Company’s continuance under the CBCA; the Company’s commencement of the CBCA Proceedings in respect of the CBCA Plan and the relief to be sought in such proceedings; the public posting of materials and information related to the Recapitalization Transaction and the anticipated commencement of CBCA Proceedings; the appointment of the nominees of the Initial Consenting Noteholders to the Board of Directors upon the implementation of the Recapitalization Transaction; the expectation that the Company’s Credit Facility will be extended for a one-year term; changes to governance matters which may be implemented upon the agreement of the Company and Initial Consenting Noteholders; the expected process for and timing of implementing the Recapitalization Transaction; and the effect of the Recapitalization Transaction.

Forward-looking statements necessarily involve risks, including, without limitation, risks associated with the ability of the Company to significantly reduce its debt and annual interest payments and the terms of any such reduction; the ability of the Company to realign its capital structure and the timing thereof; the ability of the Company to receive all necessary regulatory, court, third party and stakeholder approvals in order to complete the Recapitalization Transaction; the ability of the Company to achieve its financial goals including with respect to the nature of any agreement with its debtholders; the ability of the Company to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees; the ability of the Company to continue as a going concern; the ability of the Company to continue to realize its assets and discharge its liabilities and commitments; the Company’s future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations); the ability of the Company to stabilize its business and financial condition; the ability of the Company to implement and successfully achieve its business priorities; the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements; the general regulatory environment in which the Company operates; the tax treatment of the Company and the materiality of any legal and regulatory proceedings; the general economic, financial, market and political conditions impacting the industry and markets in which the Company operates; the ability of the Company to sustain or increase profitability, fund its operations with existing capital and/or raise additional capital to fund its operations; the ability of the Company to generate sufficient cash flow from operations; the impact of competition; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Company’s efforts to restructure its debt obligations); and the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company.

Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide stakeholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; corporate production rates and reserve volumes; the impact of competition; the general stability of the economic and political environment in which Bellatrix operates; the timely receipt of any required regulatory approvals; the ability of the operator of the projects which Bellatrix has an interest in, to operate the field in a safe, efficient and effective manner; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of Bellatrix to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which Bellatrix operates; and the ability of Bellatrix to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2018, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.